
03057497


APR 3 0 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for April 29, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 29, 2003.

GS MORTGAGE SECURITIES CORP.

By: ______________________

Name: MARVIN J. KABATZNICK

Title: PRESIDENT/CEO

Exhibit Index

Exhibit | Page

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

Mortgage Pass-Through Certificates, Series 2003-4F

GSGSR4FV5 - Summary

Deal Summary Report

GSGSR4FV5

			Assumptions	
Settlement	30-Apr-2003	Prepay	350	PSA
1st Pay Date	25-May-2003	Default	0	CDR
		Recovery	0	months
		Severity		0%

	Collateral			
Balance	WAC	WAM	WAL	Dur
$269,160,000.00	6.51	352		7

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Dated Date	Notes
3A1		78,113,000.00	2.95	05/03 - 03/08	2.60999		01-Apr-03	FIX
3A2		39,707,441.66	6	05/03 - 03/08	2.60999		01-Apr-03	IO
3A3		27,087,000.00	5	03/08 - 01/11	5.99413		01-Apr-03	FIX
3A4		4,514,500.00	6	05/03 - 01/11	5.99413		01-Apr-03	IO
3S		157,634,000.00	6	05/03 - 08/32	5.20263		01-Apr-03	FIX
SUB5		6,326,000.00	6	05/03 - 08/32	9.79282		01-Apr-03	FIX

Pay 3A1, 3A3 sequentially to schedule
Pay 5S to zero
Pay 3A1, 3A3 sequentially to zero

3A2 pays notionally w/ 3A1
3A4 pays notionally w/ 3A3

GSGSR4FV5 - Summary

Deal Summary Report

GSGSR4FV5

		Assumptions		
Settlement	30-Apr-2003	Prepay	350 PSA	
1st Pay Date	25-May-2003	Default	0 CDR	
		Recovery	0 months	
		Severity		0%

Balance	Collateral WAC	WAM	WALA
$200,000,000.00	5.99	172	6

Tranche	Rating	Balance	Coupon	Principal	Avg	Dur
5E		195,300,000.00	5	05/03 - 08/17	3.77599	
SUBORD		4,700,000.00	5	05/03 - 08/17	7.0425	

GSGSR4FV7 - Summary

Deal Summary Report

GSGSR4FV7

		Assumptions					Collateral			
Settlement	30-Apr-2003	Prepay	350	PSA		Balance	WAC	WAM	WAL	Dur
1st Pay Date	25-May-2003	Default	0	CDR		$200,000,000.00	5.51	175		4
		Recovery	0	months						
		Severity			0%					

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
1A		36,270,000.00	4	05/03 - 11/17	3.8775		0	0	Interp			116.87	0	01-Apr-03	FIX
1B		36,270,000.00	4.25	05/03 - 11/17	3.8775		0	0	Interp			124.17	0	01-Apr-03	FIX
1C		36,270,000.00	4.5	05/03 - 11/17	3.8775		0	0	Interp			131.48	0	01-Apr-03	FIX
1D		36,270,000.00	4.75	05/03 - 11/17	3.8775		0	0	Interp			138.78	0	01-Apr-03	FIX
1E		36,270,000.00	5	05/03 - 11/17	3.8775		0	0	Interp			146.09	0	01-Apr-03	FIX
1G		13,950,000.00	8	05/03 - 11/17	3.8775		0	0	Interp			89.9	0	01-Apr-03	FIX
SUBORD		4,700,000.00	4.75	05/03 - 11/17	7.06613		0	0	Interp			17.98	0	01-Apr-03	FIX

Pay 1A, 1B, 1C, 1D, 1E, 1G pro-rata to zero

GSGSR4FV8 - Summary

Deal Summary Report GSGSR4FV8

				Assumptions			Collateral			
Settlement	30-Apr-2003	Prepay	350	PSA	Balance	WAC	WAM	WAL	Dur
1st Pay Date	25-May-2003	Default	0	CDR	$202,820,000.00	6.19	355		3
		Recovery	0	months					
		Severity		0%					

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life
2A1		54,340,000.00	3	05/03 - 10/07	2.50
2A2		25,988,695.65	5.75	05/03 - 10/07	2.50
2A3		37,264,000.00	5	10/07 - 02/11	5.99
2A4		4,860,521.73	5.75	10/07 - 02/11	5.99
2A5		24,867,000.00	5.75	02/11 - 11/32	11.03
2AS		81,179,000.00	5.75	05/03 - 11/32	3.75
SUBORD		5,170,000.00	5.75	05/03 - 11/32	9.77

Pay 2A1, 2A3, 2A5 sequentially to schedule
Pay 2AS to zero
Pay 2A1, 2A3, 2A5 sequentially to zero

**2A2 pays notionally w/ 2A1
**2A4 pays notionally w/ 2A3

GSGSR4FV12 - Summary

Deal Summary Report GSGSR4FV1

			Assumptions		Collateral			
Settlement	30-Apr-2003	Prepay	400 PSA	Balance	WAC	WAM	WAL	Dur
1st Pay Date	25-May-2003	Default	0 CDR	$348,000,000.00	6.78	351		7
		Recovery	0 months					
		Severity	0%					

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur		Notes
4A1		100,000,000.00	3	05/03 - 02/08	2.59079			FIX
4A2		50,000,000.00	6	05/03 - 02/08	2.59079			IO
4A3		100,000,000.00	2.45	NA	0		L+1.15, 7.5c,0delay	FLT
4A5		90,744,000.00	2.45	05/03 - 07/32	4.57792		L+1.15, 7.5c,0delay	FLT
4A4		47,686,000.00	20.2	05/03 - 07/32	4.57792		25.4-4L,0fl,0delay	INV
SUBORD		9,570,000.00	6	05/03 - 07/32	9.37693			FIX

pay 4A1,4A2 pro-rata to schedule
pay 4a3,4a4,4a5 pro-rata to zero
pay 4a1,4a2 pro-rata to zero

GSGSR4FV12 - Summary

Deal Summary Report — GSGSR4FV1

			Assumptions			Collateral			
Settlement	30-Apr-2003	Prepay	400 PSA	Balance		WAC	WAM	WAL	Dur
1st Pay Date	25-May-2003	Default	0 CDR	$348,000,000.00		6.78	351		.7
		Recovery	0 months						
		Severity	0%						

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur		Notes
4A1		100,000,000.00	3	05/03 - 02/08	2.59079			FIX
4A2		50,000,000.00	6	05/03 - 02/08	2.59079			IO
4A3		100,000,000.00	2.45	05/03 - 07/32	4.57792		L+1.15, 7.5c,0delay	FLT
4A5		90,744,000.00	2.45	05/03 - 07/32	4.57792		L+1.15, 7.5c,0delay	FLT
4A4		47,686,000.00	20.2	05/03 - 07/32	4.57792		25.4-4L,0fl,0delay	INV
SUBORD		9,570,000.00	6	05/03 - 07/32	9.37693			FIX

pay 4A1 to schedule
pay 4a3,4a4,4a5 pro-rata to zero
pay 4a1 to zero

CMO HYPOAPR PA
Scenario Report (GS)


Goldman
Sachs

2.6 yr PAC1 Generated: 04/02/2003 12:55:15

CUSIP	Monthly	As Of	4/03	Pricing	4/1/03	Original	84,500,000.00
Description:	PAC1			Settle	4/30/03	Balance	84,500,000.00
Coupon:	3.000%			Next Proj	5/25/03	Factor	1.00000000
Stated Band: 109-500	Effective Band: N/A			Stated Final	0/0/00	Delay	24

Collateral: Cpn 6.00 WAC 6.78 WAM 352 WALA 6

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m=1.124 6m=1.127 1yr=1.770 2yr=1.611 3yr=2.050 4yr=2.489 5yr=2.871 7yr=3.326 10yr=3.941 30yr=4.921

Input	Output	CPR	CPR	CPR	CPR	CPR	CPR	CPR	CPR
PREPAY		10	30	50	60	65	70	75	80
	Av Life	2.597	2.597	2.528	2.018	1.789	1.580	1.387	1.207
Price	Window	5/03-2/08	5/03-2/08	5/03-10/08	5/03-5/07	5/03-11/06	5/03-5/06	5/03-12/05	5/03-8/05
99-28	Yield	2.988	2.988	2.987	2.980	2.975	2.969	2.963	2.955
99-28+	Yield	2.982	2.982	2.981	2.972	2.966	2.959	2.951	2.941
99-29	Yield	2.975	2.975	2.974	2.964	2.957	2.949	2.939	2.928
99-29+	Yield	2.969	2.969	2.968	2.955	2.948	2.939	2.928	2.914
99-30	Yield	2.963	2.963	2.961	2.947	2.939	2.928	2.916	2.901
99-30+	Yield	2.956	2.956	2.955	2.939	2.929	2.918	2.904	2.888
99-31	Yield	2.950	2.950	2.948	2.931	2.920	2.908	2.893	2.874
99-31+	Yield	2.943	2.943	2.941	2.923	2.911	2.897	2.881	2.861
100-00	Yield	2.937	2.937	2.935	2.915	2.902	2.887	2.869	2.848

CMO HYPOAPR PA
Scenario Report (GS)



Goldman
Sachs

2.6 yr PAC1 Generated: 04/02/2003 12:54:06

CUSIP	Monthly	As Of	4/03	Pricing	4/1/03	Original	84,500,000.00
Description: PAC1				Settle	4/30/03	Balance	84,500,000.00
Coupon: 3.000%				Next Proj	5/25/03	Factor	1.00000000
Stated Band: 109-500	Effective Band: N/A			Stated Final	0/0/00	Delay	24

Collateral: Cpn 6.00 WAC 6.78 WAM 352 WALA 6
Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=
Curve: 3m=1.124 6m=1.127 1yr=1.770 2yr=1.611 3yr=2.050 4yr=2.489 5yr=2.871 7yr=3.326 10yr=3.941 30yr=4.921

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		100	150	350	625	900	1200	1500	2000
	Av Life	2.741	2.597	2.597	2.597	2.607	2.224	1.829	1.377
Price	Window	5/03-5/08	5/03-2/08	5/03-2/08	5/03-2/08	5/03-5/08	5/03-3/07	5/03-2/06	5/03-11/04
99-28	Yield	2.990	2.988	2.988	2.988	2.988	2.983	2.976	2.962
99-28+	Yield	2.984	2.982	2.982	2.982	2.982	2.976	2.967	2.951
99-29	Yield	2.977	2.975	2.975	2.975	2.975	2.968	2.958	2.939
99-29+	Yield	2.971	2.969	2.969	2.969	2.969	2.961	2.949	2.927
99-30	Yield	2.965	2.963	2.963	2.963	2.963	2.954	2.940	2.915
99-30+	Yield	2.959	2.956	2.956	2.956	2.956	2.946	2.931	2.904
99-31	Yield	2.953	2.950	2.950	2.950	2.950	2.939	2.922	2.892
99-31+	Yield	2.947	2.943	2.943	2.943	2.944	2.932	2.914	2.880
100-00	Yield	2.941	2.937	2.937	2.937	2.937	2.924	2.905	2.868

CMO 4FTRACK3K PAA

Scenario Report (GS)


Goldman
Sachs

2.6 yr PAC1 Generated: 04/10/2003 16:18:27

CUSIP	Monthly	As Of	4/03	Pricing	4/9/03	Original	78,113,000.00
Description: PAC1				Settle	4/30/03	Balance	78,113,000.00
Coupon: 2.950%				Next Proj	5/25/03	Factor	1.00000000
Stated Band: 108-600	Effective Band: N/A			Stated Final	0/0/00	Delay	24

Collateral: Cpn 6.00 WAC 6.51 WAM 352 WALA 7

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	CPR	CPR	CPR	CPR	CPR	CPR	CPR
PREPAY		10	20	30	40	50	60	70
	Av Life	2.610	2.610	2.610	2.342	1.840	1.438	1.118
Price	Window	5/03-3/08	5/03-3/08	5/03-3/08	5/03-4/07	5/03-4/06	5/03-8/05	5/03-1/05
99-27	Yield	2.952	2.952	2.952	2.950	2.945	2.939	2.931

CMO 4FTRACK3K PAA

Scenario Report (GS)

Goldman Sachs

2.6 yr PAC1 Generated: 04/10/2003 16:18:05

CUSIP	Monthly	As Of	4/03	Pricing	4/9/03	Original	78,113,000.00
Description:	PAC1			Settle	4/30/03	Balance	78,113,000.00
Coupon:	2.950%			Next Proj	5/25/03	Factor	1.00000000
Stated Band:	108-600	Effective Band: N/A		Stated Final	0/0/00	Delay	24

Collateral: Cpn 6.00 WAC 6.51 WAM 352 WALA 7

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		100	150	350	625	900	1200	1500	2000
	Av Life	2.741	2.610	2.610	2.610	2.224	1.806	1.531	1.212
Price	Window	5/03-6/08	5/03-3/08	5/03-3/08	5/03-3/08	5/03-10/06	5/03-11/05	5/03-4/05	5/03-10/04
99-27	Yield	2.952	2.952	2.952	2.952	2.949	2.945	2.941	2.934

CMO T2PAC PAA
Scenario Report (GS)


Goldman
Sachs

2.5 yr PAC1 Generated: 04/15/2003 13:04:40

CUSIP	Monthly	As Of	4/03	Pricing	4/14/03	Original	54,340,000.00
Description: PAC1				Settle	4/30/03	Balance	54,340,000.00
Coupon: 3.000%				Next Proj	5/25/03	Factor	1.00000000
Stated Band: 118-400	Effective Band: N/A			Stated Final	0/0/00	Delay	24

Collateral: Cpn 5.75 WAC 6.19 WAM 355 WALA 3
Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=
Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		100	150	350	625	900	1200	1500	2000
	Av Life	2.744	2.500	2.500	2.254	1.884	1.621	1.426	1.189
Price	Window	5/03-4/08	5/03-10/07	5/03-10/07	5/03-8/06	5/03-11/05	5/03-5/05	5/03-2/05	5/03-10/04
99-26	Yield	3.014	3.013	3.013	3.013	3.012	3.011	3.010	3.008
99-26+	Yield	3.008	3.007	3.007	3.006	3.003	3.001	2.998	2.994
99-27	Yield	3.002	3.000	3.000	2.998	2.995	2.991	2.987	2.981
99-27+	Yield	2.996	2.994	2.994	2.991	2.986	2.981	2.976	2.967
99-28	Yield	2.990	2.987	2.987	2.984	2.977	2.971	2.964	2.954
99-28+	Yield	2.984	2.980	2.980	2.976	2.969	2.961	2.953	2.940
99-29	Yield	2.978	2.974	2.974	2.969	2.960	2.951	2.942	2.927
99-29+	Yield	2.972	2.967	2.967	2.962	2.951	2.941	2.930	2.913
99-30	Yield	2.965	2.961	2.961	2.955	2.943	2.931	2.919	2.899
99-30+	Yield	2.959	2.954	2.954	2.947	2.934	2.921	2.908	2.886
99-31	Yield	2.953	2.947	2.947	2.940	2.925	2.911	2.896	2.872
99-31+	Yield	2.947	2.941	2.941	2.933	2.917	2.901	2.885	2.859
100-00	Yield	2.941	2.934	2.934	2.925	2.908	2.891	2.874	2.845

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THIS FINAL TERM SHEET IS BEING FILED IN PAPER.

FINAL TERM SHEET

for

GS MORTGAGE SECURITIES CORP.

Mortgage Pass-Through Certificates, Series 2003-4F

April 24, 2003

Final Structural and Collateral Term Sheet

$964,112,000 (approximate) of Senior Certificates
GSR Mortgage Loan Trust 2003-4F
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2003-4F

Features of the Transaction

- Offering consists of five tracks of senior certificates totaling $964,112,000 expected to be rated triple-A by two of the three of: S&P, Fitch or Moody's. The 5 tracks of seniors are expected to be approximately:
  $ 68,285,000 of 4.75% coupons (Track 1)
  $ 196,868,000 of 5.75% coupons (Track 2)
  $ 262,857,000 of 6.00% coupons (Track 3)
  $ 340,411,000 of 6.00% coupons (Track 4)
  $ 95,691,000 of 5.00% coupons (Track 5)
- The overall expected amount of credit support for the senior certificates is 2.35% +/- 0.50% on the securities in the form of subordination of Tracks 1, 2, 3, 4 and 5 with a shifting interest structure and five-year prepayment lockout to junior certificates.
- Collateral consists primarily of conventional fixed rate mortgage loans secured by first liens on one to four family residential properties, 65% originated by Wells Fargo Home Mortgage Inc., 17% originated by Fifth Third Mortgage Company, 11% originated by Bank of America, N.A. and 7% originated by National City Mortgage Corp. Tracks 2, 3, and 4 are secured by mortgage loans not greater then 30 year, while Tracks 1 and 5 are secured by mortgage loans not greater then 15 year.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	April 30, 2003
Cut-off Date:	April 1, 2003
First Distribution Date:	May 26, 2003
Distribution Date:	25th of each month or next business day

Key Terms

Issuer: GSR Mortgage Loan Trust 2003-4F
Underwriter: Goldman, Sachs & Co.
Originator: 65% originated by Wells Fargo Home Mortgage Inc., 17% originated by Fifth Third Mortgage Company, 11% originated by Bank of America, N.A. and 7% originated by National City Mortgage Corp
Servicer: Wells Fargo Home Mortgage Inc., Fifth Third Mortgage Company, Bank of America, N.A. and National City Mortgage Corp.
Trustee: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the servicing fee for such Distribution Date
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual: Prior calendar month
Clean Up Call: 1% of the Cut-off Date principal balance of the loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates. Subordinate certificates will be cross-collateralized across the five tracks.
Expected Subordination: 2.35% +/- 0.50%
Expected Rating Agencies: 2 of the 3 of: S&P, Fitch or Moody's
Minimum Denomination: Senior certificates – $25,000
Delivery: Senior certificates – DTC

Preliminary Collateral Information		Total	Track 1	Track 2	Track 3	Track 4	Track 5
Total Outstanding Principal Balance ($):		$988,646,000	$70,568,000	$202,256,000	$269,208,000	$348,604,000	$98,011,000
Number of Mortgage Loans:		2,137	124	431	593	796	193
Average Principal Balance of the Mortgage Loans ($000's):		463	569	469	454	438	508
Weighted Average Annual Mortgage Interest Rate:		6.40%	5.51%	6.16%	6.50%	6.75%	5.99%
Expected Administrative Fees (Includes Servicing and Trustee):		0.34%	0.75%	0.26%	0.25%	0.25%	0.74%
Weighted Average Amortized Term To Maturity:		321	174	355	351	350	170
Weighted Average Seasoning:		6	4	3	6	7	6
Weighted Average Current Loan-To-Value Ratio:		64%	60%	64%	63%	66%	62%
Owner Occupied:		97%	100%	97%	97%	95%	100%
Single Family / Detached PUD's:		94%	90%	96%	97%	93%	89%
Current FICO:		743	746	743	747	741	739
State Concentration > 10%:		CA 41%	OH 46% MI 13% KY 13% IN 11%	CA 50%	CA 50%	CA 50%	OH 41% MI 22% KY 15%
Servicer Percentages:	**Bank of America**	11%	0%	47%	7%	0%	0%
	Fifth Third	17%	100%	1%	0%	0%	97%
	National City	7%	0%	22%	6%	1%	2%
	Wells Fargo	65%	0%	30%	88%	98%	1%